

December 21, 2011

Via E-Mail
Ms. Du Song
Chief Financial Officer
Xinyinhai Technology, Ltd.
No. 4 Yantai Road, Centralized Park
Haping Road, Harbin Development Zone
P.R. China 150060

> **Re: Xinyinhai Technology, Ltd.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-51012**

Dear Ms. Du:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

1. Please revise to discuss the amount of cash held at the end of each reporting period in US Dollars and the amount of cash that is held in RMB.

Audited Financial Statements for the Year Ended December 31, 2010

Statements of Cash Flows, page 20

2. We note that the cash flows from operating activities section of the statement of cash flows reconciles net income attributable to Xinyinhai Technology Ltd. common stockholders to net cash provided by operating activities. Please revise to reconcile net income (which includes amounts attributable to noncontrolling interests) to net cash provided by operating activities. Please note that this will eliminate the noncontrolling interest line item on the statement of cash flows. See guidance in ASC 230-10-45-28.

3. We note that the increase in the gross amount of property, plant and equipment between December 31, 2009 and December 31, 2010 significantly exceeds the amount shown on the statement of cash flows for payments to acquire property, plant and equipment. Please explain to us and disclose in the notes to the financial statements the reason for this discrepancy. If there were any non-cash transactions to acquire PP&E, please indicate this to us and revise your statement of cash flows in future filings to disclose the nature and amount of any non-cash investing or financing activities. See guidance in ASC 230-10-50-3. Similarly, please explain to us and disclose why the increase in gross property, plant and equipment in the first nine months of 2011 exceeds the payments made to acquire PP&E as disclosed on the face of the statement of cash flows.

Notes to the Financial Statements

Note 5. Income Taxes, page 30

4. We note from your disclosure in the Risk Factors section on page 8 that there is a likelihood that you are deemed to be a resident enterprise by Chinese tax authorities and you are actively monitoring the possibility of "resident enterprise" treatment for the 2009 tax year and are evaluating appropriate organizational changes to avoid this treatment to the extent possible. Please explain to us if there have been any updates or changes in status regarding this "resident enterprise" treatment for purposes of income taxes for 2010 or future tax years.

Form 10-Q for the quarter ended September 30, 2011

Notes to the Financial Statements – General

5. We note from your discussion in MD&A that in the nine months ended September 30, 2011 you recognized $182,045 of other income which consisted of rental income and income from repair and maintenance services. Please explain to us and revise the notes to the financial statements to disclose your accounting policy for recognizing each type of this "other income." Also, because this income appears to be significant to your net income for the nine months ended September 30, 2011, please include the disclosures

required by ASC 840-20-50-4 in future filings, as it relates to rental income on the portion of your factory that you have leased.

Note 7. Inventory, page 11

6. We note that you recorded a $30,740 allowance for obsolete inventory during the nine months ended September 30, 2011. In light of your disclosure in the Form 10-K for the year ended December 31, 2010 that you did not record a provision for obsolete inventory because you had orders in house for all of your finished inventory and work in progress, while the raw materials were currently usable, please explain to us the change in circumstance(s) that lead you to record an allowance for obsolete inventory in 2011. As part of your response, please tell us why you believe that inventory as of December 31, 2010 was recoverable and an allowance was not necessary as of that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief